EXHIBIT 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1 Name and Address of Company
TC Energy Corporation 450 – 1 Street S.W. Calgary, Alberta T2P 5H1
Item 2 Date of Material Change
July 27, 2023
Item 3 News Release
A news release disclosing the material change was issued by TC Energy Corporation ("TC Energy") on July 27, 2023 and disseminated through the services of GlobeNewswire and subsequently filed on SEDAR+ and with the United States Securities and Exchange Commission.
Item 4 Summary of Material Change
On July 27, 2023, TC Energy announced that, following the completion of a two-year strategic review, the Board of Directors of TC Energy has approved plans for TC Energy to separate into two independent, investment-grade, publicly listed companies through the spinoff of TC Energy's liquids pipelines business (the "Transaction"). It is anticipated that, following the Transaction, TC Energy will focus on natural gas infrastructure and power and energy solutions, while the new liquids pipelines company (the "Liquids Pipelines Company") will focus on enhancing the value of its crude oil pipeline infrastructure assets.
Item 5 Full Description of Material Change
On July 27, 2023, TC Energy announced that, following the completion of a two-year strategic review, the Board of Directors of TC Energy has approved plans for TC Energy to separate into two independent, investment-grade, publicly listed companies through the spinoff of TC Energy's liquids pipelines business.
Proposed Business Structure
It is anticipated that, following the Transaction, TC Energy will focus on natural gas infrastructure and power and energy solutions. TC Energy will continue to operate one of North America's largest natural gas energy infrastructure networks spanning 93,700 km (58,200 miles), connecting the lowest cost basins to key demand and export markets, while leveraging its experience in the power business to provide customer-driven decarbonization solutions with the capacity to provide 4,600 MW of electricity.
François Poirier will remain as President and CEO of TC Energy, while Stanley (Stan) G. Chapman, III has been promoted to Executive Vice-President and Chief Operating Officer, Natural Gas Pipelines of TC Energy. Siim A. Vanaselja will continue to serve as Chair of the Board of Directors of TC Energy.
The Liquids Pipelines Company will operate 4,900 km (3,045 miles) of crude oil pipeline infrastructure supplying crude to over 14 Mbbl/d of refining and export capacity and transporting 16 per cent of crude exported from the Western Canadian Sedimentary Basin. Its footprint will include intra-Alberta assets (Grand Rapids and White Spruce), as well as the Keystone system and Marketlink that connects Alberta and domestic U.S. crude oil supplies to U.S. refining markets in Illinois, Oklahoma and the U.S. Gulf Coast, including storage facilities at Hardisty, Alberta; Cushing,

EXHIBIT 99.1
Oklahoma; and Houston, Texas. It is anticipated that the Liquids Pipelines Company will focus on enhancing the value of its asset base by increasing capacity on underutilized portions of the system and increasing connectivity to additional receipt and delivery points. TC Energy plans to transition an approximately proportionate share of its long-term debt to the Liquids Pipelines Company on a cost-effective basis.
The Liquids Pipelines Company will be led by Bevin Wirzba as President and CEO. The Liquids Pipelines Company will be headquartered in Calgary, Alberta, with an office in Houston, Texas. In the coming months, TC Energy will announce additional members of the leadership team and Board of Directors of the Liquids Pipelines Company.
Transaction Details and Approvals
Under the Transaction, TC Energy shareholders will retain their current ownership in TC Energy's common shares and receive a pro-rata allocation of common shares in the Liquids Pipelines Company. The Transaction is expected to be tax-free for TC Energy's Canadian and U.S. shareholders.
TC Energy expects to seek shareholder approval of the Transaction at a meeting of shareholders in mid-2024. The Transaction will be implemented through a court-approved plan of arrangement under the Canada Business Corporations Act.
In addition to TC Energy shareholder and court approvals, the Transaction is subject to receipt of favourable tax rulings from Canadian and U.S. tax authorities, receipt of necessary regulatory approvals and satisfaction of other customary closing conditions. TC Energy expects that the Transaction will be completed in the second half of 2024.
Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7 Omitted Information
Not applicable.
Item 8 Executive Officer
For further information, please contact Patrick Keys, Executive Vice-President and General Counsel of TC Energy, at 403-920-2000.
Item 9 Date of Report
August 2, 2023.